Filed pursuant to Rule 433
Registration No. 333-238159
March 8, 2021
PRICING TERM SHEET

Issuer:	Southwestern Electric Power Company
Expected Ratings*:	Baa2 (Stable) by Moody’s Investors Service, Inc. A- (Stable) by S&P Global Ratings, a division of S&P Global Inc. BBB+ (Stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series N, due 2026
Principal Amount:	$500,000,000
Maturity:	March 15, 2026
Coupon:	1.65%
Interest Payment Dates:	March 15 and September 15
First Interest Payment Date:	September 15, 2021
Treasury Benchmark:	0.500% due February 28, 2026
Treasury Yield:	0.852%
Reoffer Spread:	T+80 basis points
Yield to Maturity:	1.652%
Price to Public:	99.990% of the principal amount thereof
Transaction Date:	March 8, 2021
Settlement Date:	March 10, 2021 (T+2)
Redemption Terms:
Make-whole call:	Prior to February 15, 2026 at a discount rate of the Treasury Rate plus 15 basis points
Par call:	On or after February 15, 2026 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	845437 BS0/US845437BS08
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC SMBC Nikko Securities America, Inc.

Co-Managers:	Huntington Securities, Inc. Drexel Hamilton, LLC Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, PNC Capital Markets LLC toll-free at 1-855-881-0697 or SMBC Nikko Securities America, Inc., toll-free at 1-888-868-6856.